                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                PRESSTEK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 741113  10  4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           RUSSELL H. HARBAUGH, JR.
                 CONNER & WINTERS, A PROFESSIONAL CORPORATION
                  2400 FIRST PLACE TOWER, 15 EAST 5TH STREET
                                TULSA, OK 74103
                                (918) 586-5694
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               OCTOBER 29, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                     PAGE 2 OF 8 PAGES
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN C. OXLEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [_]

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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      WC;00;PF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            19,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          977,700
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          977,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      997,300

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                     PAGE 3 OF 8 PAGES
            -----------


                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

       This Schedule 13D relates to the Common Stock, par value $.01 per share of Presstek, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

       (a)  Name:   John C. Oxley

       (b)  Business Address:  One West 3rd Street
                               Williams Center Tower I
                               Suite 1300
                               Tulsa, OK 74103

       (c) Present Principal Occupation: Mr. Oxley is primarily engaged in the business of exploration, production and operation of oil and gas properties.

       (d) Mr. Oxley has not, during the last five years, been convicted in a criminal proceeding.

       (e) Mr. Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Citizenship:  U.S.A.


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

       This Schedule 13D covers 19,600 shares of Common Stock held by Mr. Oxley individually, 750,700 shares of Common Stock held by Mr. Oxley as a Co-Executor of the estate of John T. Oxley (the "Oxley Estate"), 171,000 shares of Common Stock held by Mr. Oxley as a Co-Trustee of the Oxley Foundation (the "Oxley Foundation"), and 56,000 shares of Common Stock held of record by Boca Polo, Inc., a Nevada corporation ("Boca Polo"). Mr. Oxley is owner of 50% of the outstanding shares of Boca Polo.

       The shares of Common Stock currently held in the Oxley Estate and Oxley Foundation were previously reported on the Schedule 13D of John T. Oxley, as amended from time to time. The shares of Common Stock held by Boca Polo were acquired in the open market out of working capital at an aggregate cost of $1,198,508. The shares of Common Stock owned by Mr. Oxley individually were acquired in the open market from personal funds for approximately $192,182.

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                       PAGE 4 OF 8 PAGES
            -----------


                        ITEM 4. PURPOSE OF TRANSACTION
                        ------------------------------

       The shares of Common Stock reported to be owned by Mr. Oxley have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Oxley does not have any present intentions or plans which relate to or would result in:

       (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

       (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (e) Any material change in the present capitalization or dividend policy of the Company;

       (f) Any other material change in the Company's business or corporate structure;

       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

       (j)  Any action similar to those enumerated above.


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

       (a) By reason of (i) his direct ownership of 19,600 shares of the Common Stock of the Company (ii) his serving as a Co-Executor of the Oxley Estate and a Co-Trustee of the Oxley Foundation and (iii) his being 50% owner of Boca Polo, Mr. Oxley may be deemed to be the beneficial owner of 997,300 shares of Common Stock of the Company, representing approximately 6.5% of the outstanding shares of Common Stock (based on 15,416,000 shares

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                       PAGE 5 OF 8 PAGES
            -----------

       of Common Stock being outstanding as of October 29, 1996). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate and the Oxley Foundation.

       (b) Mr. Oxley has sole voting power and sole dispositive power with respect to the 19,600 shares held by Mr. Oxley individually and has shared voting power and shared dispositive power with respect to the aggregate 977,700 shares held by the Oxley Estate, Oxley Foundation and Boca Polo.

            With respect to the shares held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley and Charles C. Killin. Certain information with respect to Thomas E. Oxley and Mr. Killin is set forth below:

            (1)  Thomas E. Oxley
                 ---------------

                  (i)  Business Address:  Suite 1305
                                          Williams Center Tower I
                                          One West Third
                                          Tulsa, Oklahoma  74103

                  (ii) Present Principal Occupation:  Mr. Thomas Oxley is an
                       officer of Boca Polo, Inc. and a private investor.

                 (iii) Mr. Thomas Oxley has not, during the last five years, been convicted in a criminal proceeding.

                  (iv) Mr. Thomas Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (v)  Citizenship:  U.S.A.

            (2)  Charles C. Killin
                 -----------------

                  (i)  Business Address:  15 East 5th Street, Suite 2400
                                          Tulsa, OK 74103

                  (ii) Present Principal Occupation:  Mr. Killin is an attorney associated with the law firm Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.
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                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                       PAGE 6 OF 8 PAGES
            -----------

                 (iii) Mr. Killin has not, during the last five years, been convicted in a criminal proceeding.

                  (iv) Mr. Killin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (v)  Citizenship:  U.S.A.

            With respect to the shares of Common Stock held by the Oxley Foundation, Mr. Oxley shares voting and dispositive powers with Mary Jane Oxley Tritsch. Certain information with respect to Mrs. Tritsch is set forth below:

            (1)  Mary Jane Oxley Tritsch
                 -----------------------

                  (i)  Business Address:  Suite 1305
                                          Williams Center Tower I
                                          One West Third
                                          Tulsa, Oklahoma  74103

                  (ii) Present Principal Occupation:  Mrs. Tritsch is a private investor.

                 (iii) Mrs. Tritsch has not, during the last five years, been convicted in a criminal proceeding.

                  (iv) Mrs. Tritsch has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (v)  Citizenship:  U.S.A.

            With respect to the shares of Common Stock held by Boca Polo, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley. Certain information with respect to Mr. Thomas Oxley has been provided above.

       (c) Within the sixty days preceding the date of this Schedule 13D, there have been no transactions with respect to the Common Stock.

       (d)  N/A

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                       PAGE 7 OF 8 PAGES
            -----------

       (e)  N/A

                   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   --------------------------------------------------
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                   ------------------------------------------------------

       None.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

       None.

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                       PAGE 8 OF 8 PAGES
            -----------

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ JOHN C. OXLEY
                                       ----------------------------------
                                            JOHN C. OXLEY

  Date:  FEBRUARY 20, 1997